

September 20, 2017

Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, MD 20850

      Re: Supernus Pharmaceuticals, Inc.
          Form 10-K
          Filed March 16, 2017
          File No. 001-35518

Dear Mr. Khattar:

We have reviewed your August 29, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 15, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Financial Statements
Note 6. Deferred Legal Fees and Intangible Assets, page 98

1.   With regard to your response to comment 3 you note that FASB Concept No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), (CON6), paragraph 247 states ". . . the legal and other costs of successfully defending a patent from infringement are 'deferred legal costs' only in the sense that they are part of the cost of retaining and obtaining the future economic benefit of the patent." We also refer you to paragraph 248 of CON6 which states "The examples in the preceding paragraph illustrate costs that are accounted for in current practice as costs of other assets rather than as assets

by themselves." As the deferred legal fees are not a separate asset and you are using the related patent asset, we believe amortization of the deferred legal fees should begin upon capitalization. Also, we believe deferred legal fees should be classified as part of intangible assets on the balance sheet as they are part of the patent cost. Please revise your financial statements as necessary or tell us why no revision is required.

You may contact Lisa Vanjoske at (202) 551-3614 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance